U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(  )  Check box if no longer subject to Section 16.  Form 4 or
Form 5 obligations may continue.  See Instructions 1(b).
1.Name and Address of Reporting Person
  J. Scott Edwards
  c/o CCB Financial Corporation
  P.O. Box 931
  Durham, NC  27702

2.Issuer Name and Ticker or Trading Symbol
  CCB Financial Corporation
  (CCB)

3.IRS or Social Security Number of Reporting Person
  (Voluntary)
  ###-##-####

4.Statement for Month/Year
  November 1996

5.If Amendment, date of Original (Month/Year)

6.Relationship of Reporting Person to Issuer (Check all
  applicable)
  (   ) Director(   ) 10% Owner ( x ) Officer (give title below)
  (   ) Other
  Officer Title  Executive Vice President

----------------------------------------------------------------------------------------
Table I -- Non-Derivative Securities Acquired, Disposed of, or
  Beneficially Owned
----------------------------------------------------------------------------------------
1. Title of 2.       3.            4. Securities            5. Amount of  6.Direct  7.Nature
Security    Transaction            Acquired (A) or          Securities    (D) or    of
                                   Disposed of (D)          Beneficially  Indirect  Beneficial
            Date      Code               (A) or             Owned at End  (I)       Ownership
                         V  Amount       (D)   Price        of Month
----------------------------------------------------------------------------------------
Common stock 11/21/96 X     1,156 shares  A    36.625      17,789     D         -

Common stock see
             (1)      R  V   469 shares   A      52.89      4,692     see (1)   -

Common stock 11/1/96  J  V   262 shares   D     n/a (5)         0      I        By son

-----------------------------------------------------------------------------------------------------------------------

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------
1. Title  2. Conversion 3. Date 4. Code  5. Number of  6. Date   7. Title     8. Price  9. Num-  10. Owner- 11. Nature
of Deriv- or Exercise                    Derivative    Exercisable and       of        ber of   ship Form   of Indirect
ative     Price of                       Securities    and        Amount of  Deriv-    Deriv-   of Deriv-   Beneficial
          Derivative                     Acquired      Expiration Underlying ative     ative    ative       Ownership
          Security                       (A) or        Date       Securities Secur-    Secur-   Security
                                         Disposed                            ity       ities    Direct  (D)
                                         of (D)                                        Benefi-  or (I)
                                                                   Title,               cally    Indirect
                                                       exercisable Number              Owned
                                                       expiration  of shares           At End
                                     V                                                 Of Month
----------------------------------------------------------------------------------------------------------------------
Incentive   33.50                                      12/31/94   common               2,386        D         -
Option (2)                                             4/19/04    stock
                                                                  1,193

Incentive   36.625     11/21/96  X       1,156 D       3/21/96    common               2,314        D         -
Option (3)                                             3/21/05    stock
                                                                  2,314

Incentive   50.0625                                    3/12/97    common               2,950        D         -
Option (4)                                             3/12/06    stock
                                                                  2,950
-------------------------------------------------------------------------------------------------

Footnotes (as applicable):
(1) Owned under the Corporation's Dividend Reinvestment Plan. The shares listed in Column 4. were acquired from April 1, 1996 to November 30, 1996 pursuant to reinvested dividends. The price shown is the weighted average price per share of the shares acquired.
(2) Options vest ratably over a three-year period beginning December 31, 1994.
(3) Options vest ratably over a three-year period beginning March 21, 1996.
(4) Options vest ratably over a three-year period beginning March 12, 1997.
(5) Son is no longer a minor and Reporting Person disclaims beneficial ownership.

SIGNATURE OF REPORTING PERSON
/s/ J. SCOTT EDWARDS
DATE
December 10, 1996